Exhibit 1

For Immediate Release

February 27, 2009

PROXY Governance Supports Election of Discovery Group Nominees

To the Board of Tier Technologies Inc.

Chicago, IL – Feb 27, 2009 – Discovery Group is pleased to announce that PROXY Governance, Inc., a leading independent proxy advisory firm, issued a report recommending that shareholders of Tier Technologies Inc. (NASDAQ: TIER) vote for Discovery director nominees, Daniel Donoghue and Michael Murphy.  PROXY Governance also recommends that shareholders vote for Discovery’s proposals that the Tier Board (a) terminate the company’s Poison Pill and (b) reinstate shareholders’ ability to call special meetings.  Discovery Group is one of the largest shareholders of Tier Technologies, Inc. holding 9.9% of the common shares outstanding.

In its report, Proxy Governance stated, “Adding directors with deep experience in the public markets - particularly within the industry itself, and among micro and small cap companies generally - may be one of the strongest ways shareholders can help the incumbent board maximize the value of their investment.”

Discovery expects its two nominees to bring the much needed perspective of a large shareholder to the Tier Board of Directors.  The nominees plan to work to help Tier expeditiously reduce unnecessary overhead, determine the appropriate amount of excess cash to return to shareholders, eliminate unnecessary corporate takeover defenses, and proactively evaluate all available strategic alternatives.  “We believe that independent shareholder representation is the first step in the right direction toward recovering lost shareholder value,” said Michael Murphy, a managing partner at Discovery Group.

Discovery reminded Tier investors to vote as soon as possible, since the shareholder meeting takes place March 11, 2009.  Shareholders should use the WHITE proxy card sent to shareholders last week or Discovery’s instruction form sent to shareholders by their brokers.   On the forms, shareholders should vote “FOR” Daniel Donoghue and Michael Murphy as well as “FOR” the two shareholder proposals.  Any card sent by management can simply be discarded.

For assistance in voting, shareholders can call Discovery’s proxy solicitor, The Altman Group, at 1-866-856-4969

Additional details on the nominees, shareholder proposals, and Discovery’s reasons for pursuing Board representation can be found at www.thediscoverygroup.com/tier.htm.

About The Discovery Group

Discovery Group is a merchant banking firm that manages private partnerships in highly specialized investment strategies. The business was founded in 2002 and is based in Chicago. Investors in these funds include large university endowments, nationally-recognized charitable foundations and a variety of trusts, family offices and wealth advisors. Discovery’s corporate finance expertise extends to public and private companies in a broad range of industries.

Contact:	Meghan O’Callaghan
312.265-9596
mocallaghan@thediscoverygroup.com